PUBLIC

21002475

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 03 2021
Washington DC
413

SEC FILE NUMBER
8- 67553

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raptor Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Shore Center, 12 Federal Street, 2nd Floor
(No. and Street)

Pittsburgh (City) PA (State) 15212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig A. Wolfanger (412) 281-1101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800 (Address) Pittsburgh (City) PA (State) 15237 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Craig A. Wolfanger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raptor Partners LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Diane J. Parks, Notary Public
Pine Twp., Allegheny County
My Commission Expires Sept. 9, 2021
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Diane J Parks
Notary Public

Craig A. Wolfanger
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAPTOR PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

RAPTOR PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

CONTENTS

Lally&Co.

CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Raptor Partners LLC
Pittsburgh, Pennsylvania

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Raptor Partners LLC** ("Company"), as of December 31, 2020, and the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Lally & Co., LLC

We have served as the Company's auditor since 2006.

Pittsburgh, Pennsylvania
February 26, 2021

Lally & Co., LLC 5700 Corporate Drive, Suite 800 Pittsburgh, Pennsylvania 15237-5851 412.367.8190 *office* 412.366.3111 *fax* www.lallycpas.com

RAPTOR PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and Cash Equivalents	$	921,649
Accounts Receivable From Contracts with Customers		64,274
Prepaid Expenses and Other Assets		26,970
Securities Owned - Not Readily Marketable		50,000
Property and Equipment - At Cost, Less Accumulated Depreciation of $242,299		36,610
Right to Use Asset - Net of Accumulated Amortization of $149,983		26,820
Total Assets	$	1,126,323

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts Payable and Accrued Expenses	$	26,962
Deferred Revenue from Contracts with Customers		20,921
Note Payable		76,100
Lease Right to Use Liability		26,819
Total Liabilities		150,802
Member's Equity		975,521
Total Liabilities and Member's Equity	$	1,126,323

The accompanying notes are an integral part of this financial statement.

1 - ORGANIZATION

Raptor Partners LLC was organized in 2006, as a limited liability company, under the laws of the Commonwealth of Pennsylvania and is headquartered in Pittsburgh, Pennsylvania. As a limited liability company, a member is not liable for obligations of the Company.

The Company began operations in 2007 and is registered as a broker-dealer with the Financial Industry Regulatory Authority ("FINRA") in order to provide advisory services on mergers, acquisitions, capital structure, and private financing.

The Company: (a) does not directly, or indirectly receive, hold, or owe funds or securities for or to customers, other than funds received and promptly transmitted in compliance with paragraphs (a) or b(2) of Securities and Exchange Commission ("SEC") Rule 15c2-4, (b) does not carry accounts of customers; and (c) does not carry proprietary accounts as defined in SEC Rule 15c3-3. As such, the Company operates under the exemptive status of a Non-Covered Firm under Footnote 74 of Securities and Exchange Commission ("SEC") Release 34-70073.

2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statement of the Company is presented on the accrual basis of accounting and is prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The Company uses estimates and assumptions in preparing the financial statement in accordance with GAAP. Those estimates and assumptions may affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

We are not presently aware of any events or circumstances arising from the ongoing outbreak of the Coronavirus disease that would require the Company to update the estimates, judgments, or revise the carrying value of the assets or liabilities. The estimates may change, as new events occur and additional information is obtained. Any such changes will be recognized in the financial statements. Actual results could vary from the estimates that were used.

Securities Transactions

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement.*

Cash and Cash Equivalents

The Company maintains balances on deposit with banks in southwestern Pennsylvania. The accounts maintained at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At certain times during the year, the Company's cash balance may exceed those limits. The Company has not experienced any losses associated with these accounts.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

The Company extends credit to its customers and generally does not require collateral. In the opinion of management, all receivables are fully collectible, and therefore no allowance for doubtful accounts is required as of December 31, 2020.

Property and Equipment

The Company's policy is to record property and equipment at cost. Depreciation is recorded using both straight-line and accelerated methods over the estimated useful lives of the assets ranging from three to seven years. Maintenance and repairs are expensed as incurred. Replacements and betterments are capitalized and depreciated over the remaining estimated useful life of the asset.

In January 2019, the Company adopted the lease accounting guidance in Accounting Standards Update (ASU) No. 2016-02, *Leases* (Topic 842). The Company accounted for its existing operating leases as an operating lease under the new guidance. As a result of the adoption of the lease accounting guidance, an operating asset and liability were recorded.

Revenue Recognition

In January 2019, the Company implemented ASC Topic 606, *Revenue from Contracts with Customers*. The core principle of Topic 606 is that an entity should recognize revenue to depict the transfer of services to customers in an amount that reflects the consideration of which the entity expects to be entitled in exchange for those services.

The Company's most significant revenue categories are as follows for the year-ended December 31, 2020:

Advisory Fees- The Company provides financial advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Typically, fees are billed in advance under a retainer basis with additional billings as the services are provided in that period.

Merger and Acquisition Fees (M&A) - The Company provides M&A services from time-to-time. The Company believes the performance obligation for providing M&A services is satisfied upon successful consummation of the transaction. Fee arrangements are based on a percentage of the overall transaction value.

Expense Reimbursements -At certain times the Company incurs expenses while providing the contracted service. The Company reports these transactions at gross thus recognizing revenues and expenses.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a limited liability company and is not subject to income taxes. Accordingly, taxes are the responsibility of the member, and are calculated according to their individual income tax circumstances.

GAAP prescribes rules for the recognition, measurement, classification, and disclosure in the financial statement of uncertain tax positions taken or expected to be taken in the Company's tax return. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statement or disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's federal and state tax returns remain open for the income tax examination for three years from the date of filing.

3 - FAIR VALUE

Fair Value Hierarchy

FASB ASC topic on Fair Value Measurements defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the company has the ability to access.

Level 2: inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

3 - FAIR VALUE (CONTINUED)

Fair Value Hierarchy (Continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

There have been no changes in the methodologies used at December 31, 2020.

Equity securities are valued at management's estimate.

The following table summarizes the valuation of the assets by the fair value hierarchy as described above as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Equity Securities	$ -	$ -	$ 50,000	$ 50,000

There were no transfers between Level 1 and Level 2 during the years.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2020.

	Balance January 1, 2020	Unrealized Gains (Losses)	Purchases and Sales	Balance December 31, 2020
Equity Securities	$ 50,000	$ -	$ -	$ 50,000

4 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2020:

Vehicle	$ 86,047
Furniture and Fixtures	79,387
Office Equipment	106,875
Capitalized Website Costs	6,600
	278,909
Accumulated Depreciation and Amortization	(242,299)
	$ 36,610

5 - BORROWED FUNDS

In April 2020, the Company received $76,100 from the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief, and Economic Security Act ("CARES"), provides for loans to qualifying businesses. The Company has yet to apply for loan forgiveness. However, the Company believes they will receive full forgiveness based on eligible expenditures for payroll and other expenses. The loan bears interest at 1% annually and matures in two (2) years after the disbursement of the loan. To the extent the loan is not forgiven, it is payable in substantially eighteen (18) equal monthly principal and interest payments starting six (6) months after disbursement. No payment has been required by the bank as of this report.

6 - EMPLOYEE BENEFIT PLANS

The Company sponsors a SIMPLE IRA Plan benefiting substantially all employees, as defined. Employees are eligible to participate if they are expected to receive compensation in excess of a predetermined amount for the current year.

The Company also sponsors a cafeteria plan under Section 125 of the Internal Revenue Code. The plan provides health care benefits for full time employees. Pretax salary reductions from employees are contributed to the plan.

7 - LEASING ARRANGEMENTS

The Company leases office space under a long-term agreement expiring in April 2021. In addition, the Company leases office equipment under several short-term operating lease agreements. The Company's office lease agreement calls for a base rent plus a proportionate share of the property's taxes and operating costs.

Minimum future rental payments under the non-cancelable operating lease amounts to $27,096, less the effect of discounting of $276, results in a remaining lease liability of $26,819 as of December 31, 2020.

Because we generally do not have access to the rate implicit in the lease, we utilize our incremental borrowing rate as the discount rate. The weighted-average discount rate associated with the operating lease as of December 31, 2020 was 6%.

8 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2020, the Company's net capital under the uniform net capital rule was approximately $ 797,536 which exceeded the minimum capital requirements by approximately $792,536. The Company's ratio of aggregate indebtedness to net capital at December 31, 2020 was .06 to 1.

9 - CONTINGENCIES

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. However, in the opinion of management no claims presently exist, which after final disposition would have a resulting financial impact that would be material to the annual financial statement.

10 - RISKS AND UNCERTAINTIES

The Company's operations may be affected by the ongoing outbreak of the Coronavirus Disease. The disruption to the Company's revenue, caused by the outbreak, is uncertain; however, it may result in a material adverse impact on the Company's financial position, operations, and cash flows. While a great amount of uncertainty exists, management is confident that the Company has enough funds in reserve to sustain operations. The Company has been carefully monitoring the situation and evaluating different options during this time. No adjustments have been made to these financial statements as a result of this uncertainty.

11 - SUBSEQUENT EVENTS

The accompanying financial statement includes an evaluation of events or transactions that have occurred after December 31, 2020 and through February 26, 2021, the date the financial statement was issued.

In January 2021, the Company applied for and was granted a loan of $76,100 related to the PPP second draw program from the Small Business Administration. Similar to the first PPP, the loan can be forgiven if certain conditions are met.

In February 2021, the Company extended its office space for an additional five (5) years and one (1) month effective April 30, 2021. The lease calls for monthly payments ranging from $6,080 to $6,197.